# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: US ENERGY CORP, CIK 0000101594
CUSIP: 911805307
Title of class of securities: COMMON STOCK, $0.01 PAR VALUE
Address of issuer's principal executive offices: 1616 S. VOSS, SUITE 725, HOUSTON, Texas (TX), 77057
Date of event which requires filing of this statement: 10/28/2025
Filed by CIK 0001903594
Persons authorized to receive notices and communications: Duane H. King, 1401 Lake Plaza Dr., Suite 200-185, Spring, Texas (TX), 77389, (713) 827-9988

## Reporting persons
- King Duane H (CIK 0001903594): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,548,641; shared voting power 0; sole dispositive power 2,548,641; shared dispositive power 0; aggregate amount beneficially owned 2,548,641 (7.2% of the class)
  Comment: * Sole power includes 2,548,641 shares of Common Stock owned directly by King Oil and Gas, Inc. ("KOG"). Duane H. King is the sole shareholder, director and officer of KOG. Sole power also includes shares restricted stock issued pursuant to award agreements subject to time-based vesting, including 168,913 shares of Common Stock that are currently fully vested and 20,000 shares of Common Stock that vest on January 1, 2026, subject to Mr. King's continued services to the Issuer. These shares exclude shares of Common Stock that are owned and controlled by Katla Energy Holdings, LLC.
  
  ** Does not include shares of Common Stock held by the Separately Filing Group Members (as defined in the Original Schedule 13D, Item 2). The percentage is based on information provided by the Issuer as of October 9, 2025, reflecting 35,634,729 shares of Common Stock of the Issuer outstanding as of such date.
- King Oil and Gas, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,359,728; shared voting power 0; sole dispositive power 2,359,728; shared dispositive power 0; aggregate amount beneficially owned 2,359,728 (6.6% of the class)
  Comment: *These shares of Common Stock are owned directly by King Oil and Gas, Inc. ("KOG"). Duane H. King is the sole shareholder, director and officer of King Oil and Gas, Inc. These shares exclude shares of Common Stock that are owned and controlled by Katla Energy Holdings, LLC.
  
  ** Does not include shares of Common Stock held by the Separately Filing Group Members (as defined in the Original Schedule 13D, Item 2). The percentage is based on information provided by the Issuer as of October 9, 2025, reflecting 35,634,729 shares of Common Stock of the Issuer outstanding as of such date.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.01 PAR VALUE
Name of issuer: US ENERGY CORP
Address of issuer's principal executive offices: 1616 S. VOSS, SUITE 725, HOUSTON, Texas (TX), 77057
Comment: This Amendment No. 6 ("Amendment No. 6") amends those Items set forth below with respect to the Amendment No. 5 filed on January 22, 2025 ("Amendment No. 5"), Amendment No. 4 filed on September 20, 2024 ("Amendment No. 4"), the Amendment No. 3 filed on June 27, 2024 ("Amendment No. 3"), Amendment No. 2 filed on September 16, 2022 ("Amendment No. 2"), and Schedule 13D filed on July 22, 2022 ("Amendment No. 1") by the Reporting Persons, which in turn, amended the original Schedule 13D filed on January 11, 2022 (the "Original Schedule 13D") (Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Original 13D are hereinafter referred to as the "Schedule 13D). Except as expressly amended hereby, all information in Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Original Schedule 13D is incorporated by reference. All capitalized terms used herein and not otherwise defined shall have the same meaning as in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Duane H. King and his wholly owned corporation, King Oil and Gas, Inc. as follows:

(1) Duane H. King ("King") is the Chief Executive Officer and one of two managers of Synergy; and

(2) King Oil and Gas, Inc. ("KOG"), a Texas corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended to add the following paragraph below:

On February 14, 2025, the Issuer granted 40,000 shares of Common Stock to Mr. King in consideration for services rendered and agreed to be rendered to the Issuer as a member of the Board of Directors of the Issuer. Such shares of Common Stock are subject to vesting 50% on July, 1, 2025 and 50% on January 1, 2026, subject to King's continued service to the Issuer.

On October 28, 2025, Synergy distributed all of the 1,400,000 shares of Common Stock owned by it to SPP, and SPP distributed all of such shares to its members, including 796,761 shares to Katla and 332,329 shares to King Oil.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended to add each of the following paragraphs below:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

On February 14, 2025, the Issuer granted 40,000 shares of Common Stock to Mr. King in consideration for services rendered and agreed to be rendered to the Issuer as a member of the Board of Directors of the Issuer. Such shares of Common Stock are subject to vesting 50% on July, 1, 2025 and 50% on January 1, 2026, subject to King's continued service to the Issuer.

On October 28, 2025, Synergy distributed all of the 1,400,000 shares of Common Stock owned by it to SPP, and SPP distributed all of such shares to its members, including 796,761 shares to Katla and 332,329 shares to King Oil.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information provided in Items 2, 3 and 4 of this Schedule 13D is incorporated by reference herein.

Pursuant to the Nominating and Voting Agreement dated January 5, 2022, if Synergy made a distribution to its members, for so long as the shares of Common Stock are held by those members, the Nominating and Voting Agreement requires those members to vote their shares in accordance with the terms and conditions of the Nominating and Voting Agreement. This Nominating and Voting Agreement was amended as of September 16, 2022, in which the former members of Synergy, except for King Oil and Gas, Inc. and Katla Energy Holdings, LLC, are no longer required to vote the Issuer's shares in accordance with the Amended and Restated Nominating and Voting Agreement. As a result, this amendment reduces the number of shares with a "Shared Vote," to reflect that King Oil and Gas, Inc. is bound by the voting provisions of the Amended and Restated Nominating and Voting Agreement. Katla Energy Holdings, LLC ("Katla") shares derived from Synergy are not reported herein either. The Reporting Persons continue to exclude all shares held by the Separately Filing Persons in connection with the numbers of shares reported herein, and the Katla shares of Common Stock derived from Synergy are not reported herein.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 35,634,729 shares of Common Stock outstanding as of October 9, 2025, based on information furnished by the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Amended and Restated Nominating and Voting Agreement dated September 16, 2022 (filed on September 16, 2022, as Exhibit 10.1 to the Form 8-K filed by U.S. Energy Corp. and incorporated herein by reference).

2 Letter of Intent, dated June 25, 2024, between U.S. Energy Corp. and Synergy Offshore, LLC (filed on June 27, 2027, as Exhibit 8 to the Schedule 13D/A filed by Duane H. King and incorporated herein by reference).

3 Purchase and Sale Agreement, dated January 9, 2025, between U.S. Energy Corp. and Synergy Offshore, LLC (filed on January 10, 2025, as Exhibit 10.1 to the Form 8-K filed by U.S. Energy Corp. and incorporated herein by reference).

## Signatures
- King Duane H: /s/ Duane H. King, Duane H. King (10/30/2025)
- King Oil and Gas, Inc.: /s/ Duane H. King, Duane H. King - President (10/30/2025)